UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MGCC INVESTMENT STRATEGIES INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

NONE

(CUSIP Number)

RACHEL (PIN) KANG
MYTOP INTERNATIONAL INC.
7918 JONES BRANCH DRIVE, SUITE 600
MCLEAN, VIRGINIA 22102

Copies to:

LARRY G. FRANCESKI
FULBRIGHT & JAWORSKI L.L.P.
801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20004
(202) 662-4518

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

MARCH 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. NONE

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MyTop International Inc. 74-3092197

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,500,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 20,500,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 96%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. NONE

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Zhi Li

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 14,350,000 (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 14,350,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,350,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 67.3%

14.	Type of Reporting Person (See Instructions) IN

(1) Represents shares of common stock, par value $0.0001 per share (“Common Stock”) of MGCC Investment Strategies, Inc. that are owned directly by MyTop International Inc.  The Reporting Person is the holder of approximately 70% of the outstanding capital stock of MyTop International Inc.  The Reporting Person disclaims beneficial ownership of the shares of Common Stock that may be beneficially owned by MyTop International Inc.

CUSIP No. NONE

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ye Chen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 4,100,000 (2)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 4,100,000 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,100,000 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.2

14.	Type of Reporting Person (See Instructions) IN

(2) Represents shares of common stock, par value $0.0001 per share (“Common Stock”) of MGCC Investment Strategies, Inc. that are owned directly by MyTop International Inc.  The Reporting Person is the holder of approximately 20% of the outstanding capital stock of MyTop International Inc.  The Reporting Person disclaims beneficial ownership of the shares of Common Stock that may be beneficially owned by MyTop International Inc.

CUSIP No. NONE

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rachel (Pin) Kang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 2,050,000 (3)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 2,050,000 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,050,000 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person (See Instructions) IN

(3) Represents shares of common stock, par value $0.0001 per share (“Common Stock”) of MGCC Investment Strategies, Inc. that are owned directly by MyTop International Inc.  The Reporting Person is the holder of approximately 10% of the outstanding capital stock of MyTop International Inc.  The Reporting Person disclaims beneficial ownership of the shares of Common Stock that may be beneficially owned by MyTop International Inc.

Item 1.	Security and Issuer

This Amendment No. 1 amends the Statement on Schedule 13D filed by the undersigned on March 29, 2004 with respect to the common stock, par value $0.0001 per share, of MGCC Investment Strategies Inc., a Nevada corporation (the "Issuer"), as follows:

Item 2.	Identity and Background
Item 2(f) is hereby amended by replacing “Mr. Li” with “Mr. Chen” in the last sentence of the fourth paragraph thereof to read as follows:
Mr. Chen is a citizen of the People’s Republic of China.
Item 2(f) is hereby also amended by replacing “the People’s Republic of China” with “the United States of America” in the last sentence of the fifth paragraph thereof to read as follows:
Ms. Kang is a citizen of the United States of America.

Item 4.	Purpose of Transaction
Item 4 is hereby amended by adding “of shareholders” after “a special meeting” in the last sentence of the second paragraph thereof to read as follows:

The Issuer intends to hold a special meeting of shareholders to elect one director to fill the vacancy created by the resignation of the Seller and to increase the size of the board of directors and nominate and elect two additional members of the board of directors of the Issuer to fill such new vacancies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 21, 2004

MYTOP INTERNATIONAL INC.
	By:	/s/ Rachel (Pin) Kang
Rachel (Pin) Kang
President

	By:	/s/ Zhi Li
Zhi Li

	By:	/s/ Ye Chen
Ye Chen

	By:	/s/ Rachel (Pin) Kang
:		Rachel (Pin) Kang